FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: September 9, 2005	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power Names Former Swissair Manager
Walter Kälin to be CFO

7 September 2005, Zug/Switzerland – The board of directors of the Swiss iQ POWER AG (OTCBB: IQPOF, Frankfurt: IQPB) has appointed Walter Kälin, the previous chief financial officer (CFO) of the former airline Swissair, to be the new CFO of the iQ POWER Group. Kälin will assume his new position on 1 October 2005.

Walter Kälin is a 47-year-old business graduate and a recognized financial expert. As the former CFO of what was one of the world’s most esteemed airlines, Kälin brings with him a broad spectrum of international experience in every field of corporate business management and leadership: from cash and asset management, controlling and reporting all the way to the integration of M&A processes. Kälin is both highly respected and enjoys a superb reputation particularly in Switzerland, where he worked closely with Karl Wüthrich from the Swiss law offices of Wenger-Plattner Attorneys to successfully transfer former Swissair’s assets to today’s Swiss International Air Lines and execute the complex implementation of all Swissair’s closedown tasks.

At iQ POWER Kälin will be contributing his extensive experience and knowledge into assembling the new corporate structure and further expanding the company’s growth. “Now that iQ POWER has become a Swiss corporation, we consider having filled this vital position with a CFO from Switzerland and highly respected expert as Walter Kälin to be not only an important step for the group, but a major win as well,” said Peter E. Braun, president of the iQ POWER AG board of directors. Kälin said his reasons for joining iQ POWER were its promising outlook and the appeal of the new tasks and duties that lie ahead.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements related to iQ Power’s Korean joint venture. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, the ability of the Korean joint venture to effectively manufacture and market products using iQ technologies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements

Further	Peter E. Braun
Information:	President of the iQ Power AG Board of Directors
TEL +41-41-7666900
FAX +41-41-7666940
E-Mail: peter.braun@iqpower.com